UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of January 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing 'Purchase of IDC Shares'



09 January 2006


Pearson: purchase of IDC shares


Pearson announces that it has purchased 1,130,739 shares in Interactive Data Corporation (NYSE:IDC), its majority-owned, publicly-quoted financial information company.

Pearson purchased the shares from Alan Tessler, an Interactive Data director, and related parties at a price of $21.67 per share in cash. The purchase brings Pearson's total holding in IDC to almost 62%.

Ends

For more information:

Luke Swanson/Deborah Lincoln        +44 (0)207 010 2310


About Interactive Data Corporation

Interactive Data Corporation is a leading global provider of securities pricing, financial information, and analytic tools to institutional and individual investors. The Company supplies time-sensitive pricing (including evaluated pricing), dividend, corporate action, and descriptive information for more than
3.5 million securities traded around the world, including hard-to-value instruments. Many of the world's best-known financial services and software companies subscribe to the Company's services in support of their trading, analysis, portfolio management, and valuation activities.



                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 09 January 2006

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary